May 19, 2026

Ann Marie Sastry, Ph.D.
Chief Executive Officer
Amesite Inc.
607 Shelby Street
Suite 700 PMB 214
Detroit, MI 48226

        Re: Amesite Inc.
            Registration Statement on Form S-1
            Filed May 12, 2026
            File No. 333-295814
Dear Ann Marie Sastry, Ph.D.:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Sean F. Reid, Esq.